VERASTEM, INC.

117 Kendrick St., Suite 500

Needham, Massachusetts 02494

April 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Suzanne Hayes

Re:                        Verastem, Inc.
Registration Statement on Form S-3 (File No. 333-217048)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Verastem, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-217048) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that it will be declared effective on April 24, 2017 or as soon as possible thereafter. The Company hereby authorizes Marko Zatylny of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges the position of the staff of the Commission (the “Staff”):

(i)           should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)         the Company may not assert Staff comments and the declaration of effectiveness of the Registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

117 Kendrick Street   | Suite 500      Needham, MA   | 02494   |   P: (781) 292-4200     F: (617) 812-0059    | www.verastem.com

U.S. Securities and Exchange Commission

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Marko Zatylny of Ropes & Gray LLP at marko.zatylny@ropesgray.com or (617) 951-7980.

Sincerely,

VERASTEM, INC.

By:	/s/ Robert Forrester
Name:	Robert Forrester
Title:	President and Chief Executive Officer

cc:        Dorrie Yale, U.S. Securities and Exchange Commission

117 Kendrick Street   | Suite 500      Needham, MA   | 02494   |   P: (781) 292-4200     F: (617) 812-0059    | www.verastem.com